Mail Stop 3010

January 25, 2010

Mr. Alan Weichselbaum
Chief Financial Officer
Jesup & Lamont, Inc.
650 Fifth Avenue, Third Floor
New York, NY 10019

> **Re:** **Jesup & Lamont, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009**
> **File No. 1-31292**

Dear Mr. Weichselbaum:

We have read your supplemental response letter dated December 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 34

1.   We note your response to our prior comment 2. Please note that Rule 14a-3 is applicable only to information furnished to security holders and that the separate report of any predecessor accountant is required in Form 10-K filings. The omission of the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007, the omission of management's conclusion on the effectiveness of disclosure controls and procedures as of December 31, 2008, and your disclosures in Item 9A that 1) internal control over financial reporting was

effective as of December 31, 2008, and 2) there were no changes in your internal control over financial reporting that materially affected your internal control over financial reporting are indicative of ineffective disclosure controls and procedures as of December 31, 2008, as evidenced by your intention to amend your filing to correct such errors. Under these circumstances, we believe you should revise management's conclusion on the effectiveness of your disclosure controls and procedures to clarify that your disclosure controls and procedures were ineffective as of December 31, 2008. This comment also relates to your Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009. Please provide your proposed disclosure, as applicable.

2.   Please reconcile your proposed disclosure in your response to our prior comment 2 that the material weakness in internal control over financial reporting had been remediated as of June 30, 2009, with your response to our comment 9 in your letter dated September 15, 2009, which states that as of June 30, 2009, you had not completed your testing of procedures put into place to remediate the deficiencies.

Notes to Consolidated Financial Statements, page F-10

Note 7. Intangible Assets, page F-16

3.   We note your response to our prior comment 4. Please tell us how you determined the appropriate weighting of the results of the discounted cash flow analysis and the guideline public company analysis. In your response, discuss the extent to which each of these analyses utilized observable and unobservable inputs and the related effect on your conclusion.

4.   We note your response to our prior comment 5 and reissue the comment in part. In your response you state that the independent valuation company relied on the EV/Sales multiple for JLI as being the best indicator of value in the guideline company method under the market approach. Please tell us why you utilized a comparative ratio from only JLI, rather than using data from all comparable public companies identified in your response.

5.   We note your response to our prior comment 6. You state that JLSC's pro-forma revenue including the historical revenues of EFG was approximately $35,712,000 during the fiscal year ended December 31, 2008, which we note excludes investment banking revenue and net loss on securities. Please clarify whether investment banking revenue, net loss on securities, and all expenses from operations are included in your JLSC reporting unit and are therefore included in the discounted cash flow analysis, and if not, how you concluded that you have only one reporting unit.

6.   In your letter dated September 15, 2009, you stated in response to prior comment 17 that you have only one operating segment and reporting unit which is your broker dealer unit. You also cited paragraph 17 of SFAS 131 (ASC 280-10-50-11) in your response which states that two or more operating segments may be aggregated into a single operating segment if the segments meet certain criteria; thus, it appears that you may be aggregating more than one operating segment together under paragraph 17 of SFAS 131 (ASC 280-10-50-11) into a single operating segment. Please clarify and tell us how you determined how many operating segments you have under paragraph 10 of SFAS 131 (ASC 280-10-50-1) and your basis for aggregation, if applicable. Furthermore, tell us what consideration you gave to EITF Topic D-101 (paragraph (a) of ASC 350-20-55-9) when determining your reporting units.

7.   Please provide us with a comprehensive discussion of the basis for your revenue growth rate estimates in 2010 and subsequent years.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant